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N E W S   R E L E A S E
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MEDIA CONTACTS:

Chartered Singapore:                   For Chartered:
--------------------                   --------------
Rita Srinivasan                        Laurie Stanley, Wired Island, Ltd.
(65) 360.4368                          (1) 510.656.0999
ritasrinivasan@charteredsemi.com       laurie@wiredisland.tc


INVESTOR CONTACTS:
Larry James                            Suresh Kumar
(1) 408.941.1110                       (65) 360.4060
jamesl@charteredsemi.com               sureshk@charteredsemi.com



             CHARTERED PROVIDES NEW GUIDANCE FOR FIRST QUARTER 2001


MILPITAS, Calif -- FEBRUARY 27, 2001 -- Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced that due to the weakening economic environment and market conditions, revenues and earnings for the company's first quarter will be below its earlier guidance.

"While we had previously noted that economic conditions were impacting order rates, in recent weeks we have seen a more severe decline than anticipated. The weakness has now become quite broad, impacting essentially all major end-market segments and geographies as companies continue to work off high inventories while also adjusting to lower end-market demand levels. Accordingly, we are updating the first quarter guidance which we provided in our Year 2000 earnings release in late January," said Chia Song Hwee, senior vice president, CFO & CAO of Chartered.

For the first quarter, the company now anticipates that revenues will be down from the fourth quarter of 2000 approximately 35%, compared to prior guidance of a 15-20% decline. With the resultant average factory utilization in the low 60s, it is now anticipated that for the quarter, the company will record a loss in the range of US$0.22 to US$0.24 per American Depositary Share (ADS). This compares to prior guidance which was a profit of US$0.04 to US$0.06 per ADS.

The uncertain near-term environment makes it particularly difficult to forecast the demand profile for the remainder of 2001. However, barring a severe economic contraction, the company continues to

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believe that revenues in the second half of 2001 will be up from the first half, particularly in light of the unprecedented rate of decline in the current quarter.

"Even though the outlook for the coming quarters is not clear, we do remain very confident that the underlying drivers of Chartered's long-term growth, namely the global shift to outsourced manufacturing and the increasing pervasion and importance of communications applications, are quite sound. Chartered is committed to executing on its core strategy as it manages through this difficult period with a continued focus on the strong long-term market opportunity," concluded Barry Waite, president & CEO of Chartered.

The company will host a conference call related to this announcement at 5:00p.m. PT today, February 27, 2001, which is 9:00a.m., February 28, Singapore time. Participants will be Barry Waite, president & CEO, and Chia Song Hwee, senior vice president, CFO & CAO. The call will be webcast at http://www.charteredsemi.com/investor/index_investor.htm and will be archived for playback on the site through March 6.

Chartered anticipates reporting the results of its first quarter on Friday, April 20, Singapore time and will update guidance at that time.

Please note that this announcement replaces the mid-quarter update previously scheduled for March 8.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a sixth fab under construction.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to Company's performance in the first quarter of 2001 and for the remainder of 2001 and the statements relating to the near-term and longer-term market outlook and company growth, reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends; changes in economic fundamentals; customer demands; the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in the construction and ramp up of our fabrication facilities; the performance level of our fabrication facilities; availability of materials, equipment, manpower and timely regulatory approvals, the availability of financing and terms thereof and the continued success in technological advances. Although the Company believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on management's current view of future events. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.